Stadion Investment Trust

1290 Broadway, Suite 1100

Denver, CO 80203

February 12, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stadion Investment Trust (the “Registrant”)
	File No.:	811-21317
Schedule 14A

Dear Sir or Madam:

An electronic (EDGAR) filing was made under the Securities Act of 1934, as filing type DEF 14A on February 10, 2015 (Acc-no: 0001398344-15-000822) which should have been filed as PRE 14A. This will be refiled February 12, 2015 as a PRE 14A.

Please address any comments or questions to the undersigned at (720) 917-0997.

Sincerely,

/s/ Jennifer Welsh

Jennifer Welsh

Secretary

cc:  Jeffrey Skinner, Kilpatrick Townsend & Stockton LLP